Exhibit 11
CenturyLink, Inc.
COMPUTATIONS OF EARNINGS PER SHARE
(UNAUDITED)

	Three months		Six months
	ended June 30,		ended June 30,

	2010	2009	2010	2009
	(Dollars, except per share amounts, and shares in thousands)
Income (Numerator):
Net income attributable to CenturyLink, Inc.	$238,771	69,030	491,372	136,184
Dividends applicable to preferred stock	(3)	(3)	(6)	(6)
Earnings applicable to unvested restricted stock	(1,263)	(1,038)	(2,408)	(1,906)

Net income applicable to common stock for computing basic earnings per share	237,505	67,989	488,958	134,272
Dividends applicable to preferred stock	3	3	6	6

Net income as adjusted for purposes of computing diluted earnings per share	$237,508	67,992	488,964	134,278

Shares (Denominator):
Weighted average number of shares:
Outstanding during period	300,704	100,931	300,125	100,679
Unvested restricted stock	(1,591)	(1,517)	(1,470)	(1,409)
Unvested restricted stock units	945	-	1,081	-

Weighted average number of shares outstanding during period for computing basic earnings per share	300,058	99,414	299,736	99,270

Incremental common shares attributable to dilutive securities:
Shares issuable under convertible securities	13	13	13	13
Shares issuable under incentive compensation plans	534	23	552	14

Number of shares as adjusted for purposes of computing diluted earnings per share	300,605	99,450	300,301	99,297

Basic earnings per share	$.79	.68	1.63	1.35

Diluted earnings per share	$.79	.68	1.63	1.35